EXHIBIT 21.1

Subsidiary	Jurisdiction

Paragon Systems, Inc.	Alabama

The Cornwall Group, Inc.	Florida

Vanguard Security, Inc.	Florida

Forestville Security Corporation	Florida

Vanguard Security of Broward County, Inc.	Florida

On Guard Security and Investigations, Inc.	Florida

Armor Security, Inc.	Florida

Protection Technologies Corporation	Florida

International Monitoring, Inc.	Florida

Guardsource Corp.	Florida

On Duty Patrol Service LLC(1)	Georgia

Southeastern Paragon(2)

(1)	On Duty Patrol Services LLC (“ODPS”) is a joint venture between Paragon Systems, Inc. and On Duty Patrol Services, Inc. Paragon Systems, Inc. holds a 49% interest in ODPS.
(2)	Southeastern Paragon (“SE”) is a joint venture between Paragon Systems, Inc. and Southeastern Protective Services, Inc. Paragon Systems, Inc. holds a 49% interest in SEP.